                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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ISSUANCE OF 5NC3 RANGE ACCRUAL NOTES BY SHINHAN BANK

On November 11, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue 5NC3 Range Accrual Notes (the "Notes") in the aggregate principal amount of USD 30,000,000. The Notes are scheduled to be issued on November 25, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1. Issuer                : Shinhan Bank
2. Issue Type            : 5NC3 USD 6M Libor Daily Range Accrual Note
3. Amount                : USD 30,000,000
4. Arranger              : Deutsche Bank AG, London
5. Issue price           : 100%
6. Redemption price      : 100%
7. Trade Date            : November 11, 2004
8. Issue Date            : November 25, 2004
9. Maturity Date         : November 25, 2009
10. Coupon               : 4.75%
11. Coupon Payment Dates : At semi-Annual intervals starting 6 months from the
                           Issue Date, up to and including the Maturity Date
12. Coupon Payment Period: The first Period is from and including the Issue
                           Date, up to but excluding the subsequent Coupon
                           Payment Date
13. Call Option          : The issuer has the right to redeem this note at Par
                           on any Call Date(s) after which no Coupon/Notional
                           Amount shall be payable
14. Call Dates           : 3 years from the Issue Date, and annually thereafter

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : November 12, 2004